UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2015

TELECOM ITALIA S.p.A.

(Translation of registrant's name into English)

Via Gaetano Negri 1

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files

or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F [X]   FORM 40-F [ ]

Indicate by check mark if the registrant

is submitting the Form 6-K in paper

as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant

is submitting the Form 6-K in paper

as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)

under the Securities Exchange Act of 1934.

YES [ ]     NO [X]

If "Yes" is marked, indicate below the file number assigned

to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

MEDIASET - TELECOM ITALIA STRATEGIC AGREEMENT:

THE WHOLE “PREMIUM ONLINE” OFFER ON TIM'S ULTRABROADBAND NETWORKS

The joint offer will be available from September, and will include Champions League and Serie A TIM Premium games, also on mobile devices

The agreement will further stimulate the spread of ultrabroadband throughout the Country, thanks to the opportunity to view exclusive Mediaset Premium content

Rome, 5 August 2015

Telecom Italia Group and Mediaset have signed a partnership that will allow TIM customers to access the new “Premium Online” TV offer through the TIMvision set-top box, thanks to the transmission capacity of TIM's broadband and ultrabroadband networks.

The two companies emphasise the importance of the agreement, which leads to new business synergies in the digital economy, combining quality entertainment content with the latest generation network infrastructure.

As per the accord, fixed and mobile TIM consumer customers will get maximum value by having access to the whole “Premium Online” proposal enriched with exclusive offers from September.

The partnership strengthens TIM's strategy in the spread of innovative services, confirming its role as technological enabler bringing to its customers a new entertainment and connectivity model thanks to its ultrafast network.

For Mediaset, the partnership represents an opportunity to offer its Premium customers the benefit of maximum quality both in TV content and in web connection at the same time. While also allowing the audience of TIM customers to access an incomparable digital TV offer. With "Premium Online", all the contents of the Mediaset Premium service are available on the web for the first time: live, on-demand and in HD, on all devices. With 22 live channels and over 6,000 content items on demand that can be viewed on over 400 different devices, from tablets to smartphones, PCs to games consoles. And the offer will include all the live football in HD.

The joint offer will be finalised making use of the know-how and respective skills in technology and publishing; in addition, an App will be created and built in to make the service directly available on the home TVs through the TIMvision set-top-box as well as through smart TVs and mobile devices.

Telecom Italia S.p.A. – Registered office: Via G. Negri 1, 20123 Milan - Tax-code/VAT no. and enrolment in the Milan Business Register: 00488410010 - Share capital

€ 10.723.490.008 fully paid up -  certified e-mail address [casella PEC]: telecomitalia@pec.telecomitalia.it

The offer will be aimed at people who have a TIM fibre optic or ADSL connection that can also be used on 3G and 4G mobile networks and will be a driver for the development of ultrabroadband. Thanks to the transmission capacity of the fibre, with connections at speeds from 30 Mbps, TIM brings its customers the rich programming of “Premium Online” also in High Definition (films, TV series, children and sport), and live football also on-demand, with Champions League games and the Serie A TIM Premium teams.

“Telecom Italia goes ahead in its strategy of alliances with the greatest national and international content operators, so as to offer our customers the best television productions and incentivise the use of the infrastructure for broadband and ultrabroadband connections, which represent the future not only for the entertainment market, but also for the growth of the Country's economy”, stated Marco Patuano, Chief Executive Officer of Telecom Italia. “The agreement with Mediaset confirms once again the trust that the best media companies have in developing their business through TIM’S ultrabroadband, in which we are investing 5 billion euros to ensure dissemination of the new generation networks and European level service quality within the next two years.”

“We are pleased that the Telecom Italia Group has recognised that 'Premium Online' is an undeniable offer for its customers”, said Marco Giordani, Chief Executive Officer of RTI (Mediaset). “The quality and the exclusive nature of Mediaset Group's TV content prove to be essential for the real spread of ultrabroadband in our country. It is a first major step towards the creation of the much sought-after triple/quadruple play offer, which will truly integrate contents and technology. An innovation that in Italy too can change the consumer experience in terms of the convenience and efficiency of the service and in terms of cost".

Telecom Italia Press Office +39 06 3688 2610 http://www.telecomitalia.com/media Telecom Italia Investor Relations +39 02 8595 4131 http://www.telecomitalia.com/investorrelations

Mediaset Department of Corporate Communications and Image

Tel. +39 02/0225149251

e-mail: direzionecomunicazione@mediaset.it

www.mediaset.it/corporate/

Mediaset Investor Relations Department

Tel. +39 02/0225147008

e-mail: investor.relations@mediaset.it

http://www.mediaset.it/investor

Telecom Italia S.p.A. – Registered office: Via G. Negri 1, 20123 Milan - Tax-code/VAT no. and enrolment in the Milan Business Register: 00488410010 - Share capital

€ 10.723.490.008 fully paid up -  certified e-mail address [casella PEC]: telecomitalia@pec.telecomitalia.it

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. The Group's interim report as of and for the three months ended March 31, 2015 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1. our ability to successfully implement our strategy over the 2015-2017 period;

2. the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

3. the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

4. the impact of political developments in Italy and other countries in which we operate;

5. our ability to successfully meet competition on both price and innovation capabilities of new products and services;

6. our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

7. our ability to successfully implement our internet and broadband strategy;

8. our ability to successfully achieve our debt reduction and other targets;

9. the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

10. the outcome of litigation, disputes and investigations in which we are involved or may become involved;

11. our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

12. our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil;

13. the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

14. our ability to manage and reduce costs;

15. any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

16. the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 5th, 2015

TELECOM ITALIA S.p.A.

BY: /s/ Umberto Pandolfi

---------------------------------

Umberto Pandolfi

Company Manager